Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LION

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

Table of Contents

1.0	Preface	2

2.0	Basis of Presentation	2

3.0	Caution Regarding Forward-Looking Statements	2

4.0	Non-IFRS Measures and Other Performance Metrics	4

5.0	Company Overview	5

6.0	Research and Development	6

7.0	Financial Highlights	6

8.0	Operational Highlights	7

9.0	Recent Developments	9

10.0	Order Book	9

11.0	Key Risk Factors Affecting Lion’s Performance	9

12.0	Components of Results of Operations	12

13.0	Results of Operations	14

14.0	Financial Position	18

15.0	Cash Flows	18

16.0	Liquidity and Capital Resources	19

17.0	Financial Risk Management	22

18.0	Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied	22

19.0	Emerging Growth Company Status	24

20.0	Foreign Private Issuer Status	25

1.0 Preface

The following management’s discussion and analysis (“MD&A”) provides information concerning financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the three and six months ended June 30, 2021. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2021, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2020 included in Lion’s non-offering final prospectus dated May 5, 2021 (the “Canadian Prospectus”) filed with the Autorité des marchés financiers (the “AMF”) and the registration statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) and declared effective on June 14, 2021 (the “Registration Statement”). Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements.” This MD&A reflects information available to the Company as of August 12, 2021, the date of this MD&A.

2.0 Basis of Presentation

The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A, which was approved by Lion’s board of directors (the “Lion Board”) on August 12, 2021, is based on the Company’s unaudited condensed interim consolidated financial statements and accompanying notes thereto for the three and six months ended June 30, 2021, and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting.

All amounts presented are in United States dollars unless otherwise indicated.

Lion has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.

All shares, stock options, warrants and per share information presented in the condensed interim consolidated financial statements and this MD&A have been adjusted, including on a retroactive basis where necessary for prior periods, to reflect the share split of 1:4.1289 completed in connection with the Company’s business combination and plan of reorganization (the “Business Combination”) with Northern Genesis Acquisition Corp. (“NGA”).

Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s unaudited condensed interim consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

3.0 Caution Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made including, but not limited to, that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size and that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure any required additional funding through equity or debt financing on terms acceptable to Lion. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following:

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any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries;

•	Lion’s inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs;

•	Lion’s reliance on key management and any inability to attract and/or retain key personnel;

•	Lion’s inability to execute its growth strategy;

•	any unfavorable fluctuations and volatility in the price of raw materials included in key components used to manufacture Lion’s products;

•	Lion’s reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;

•	Lion’s inability to maintain its competitive position;

•	Lion’s inability to reduce its costs of supply over time;

•	Lion’s inability to maintain and enhance its reputation and brand;

•	any significant product repair and/or replacement due to product warranty claims or product recalls;

•	any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;

•	the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies;

•	natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events;

•	the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled “Risk Factors” in the Canadian Prospectus filed with the AMF and the

Registration Statement filed with the SEC and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

4.0 Non-IFRS Measures and Other Performance Metrics

This MD&A makes reference to certain non-IFRS measures, including Adjusted EBITDA, and other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange loss (gain) and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

This MD&A also makes reference to the Company’s order book with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 entitled “Caution Regarding Forward-Looking Statements” and section 10.0 entitled “Order Book” of this MD&A.

Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should review the reconciliation of net earnings (loss) to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A, entitled “Results of Operations—Reconciliation of Adjusted EBITDA,” and not rely on any single financial measure to evaluate Lion’s business.

5.0 Company Overview

Lion is a corporation existing under the Business Corporations Act (Quebec). Lion is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. Lion gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 10 years of focused all-electric vehicle research and development (“R&D”), manufacturing and commercialization experience. Lion’s vehicles and technology benefit from approximately eight million miles driven by over 400 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today.

Lion’s primary manufacturing facility is located in Saint-Jérôme, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft and currently has an annual production capacity of 2,500 vehicles. In addition to manufacturing, the facility includes an in-house R&D and testing center.

Lion’s EVs are tailored to satisfy the needs of its customers and are entirely designed, manufactured, and assembled in-house, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.

Like others in the EV space, Lion has adopted a direct-to-customer sales model tailored for EVs, avoiding reliance on third-party dealerships in most instances. As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing, purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its growing network of Experience Centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can interact with EVs, learn about their specifications and advantages, meet a sales representative, discuss grant and subsidy assistance, receive vehicle training, and have existing vehicles serviced. Services available on-site at Lion’s Experience Centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. Lion currently has eight Experience Centers strategically located in key markets in the United States and Canada, and four new Experience Centers are expected to be in operation during the second half of 2021.

The Company currently has approximately 900 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.

6.0 Research and Development

Lion’s team of approximately 270 engineers and other R&D professionals conducts research and development from its two R&D centers in Saint-Jérôme, Quebec, and Montreal, Quebec.

Lion’s R&D is currently focused on developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems.

Lion expects R&D expense to increase in the foreseeable future to continue expanding on and improving its product offering.

7.0 Financial Highlights

For the three-month period ended June 30, 2021, the Company’s financial performance was the following when compared to the three-month period ended June 30, 2020:

•	Delivery of 61 vehicles, a significant increase, as compared to the 22 delivered in the same period last year.

•	Revenue of $16.7 million, up $10.6 million, as compared to $6.1 million in Q2 2020.

•	Gross profit of $0.9 million, down $0.1 million, as compared to $1.0 million in Q2 2020.

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Administrative expenses of $50.0 million, up $48.9 million as compared to $1.1 million in Q2 2020, primarily as a result of significant increase in non-cash share-based compensation of $44.5 million, an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.

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Selling expenses of $13.3 million, up $12.5 million, as compared to $0.9 million in Q2 2020, primarily as a result of significant increase in non-cash share-based compensation of $10.0 million, the expansion of Lion’s salesforce, as well as an increase in expenses associated with Experience Centers.

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Net Loss of $178.5 million in Q2 2021 as compared to a net loss of $1.3 million in Q2 2020. The net loss for Q2 2021 includes $167.7 million related to non-cash share-based compensation, non-cash increase in the fair value of share warrant obligations, and transaction costs.

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Adjusted EBITDA[1] of negative $5.5 million, as compared to negative $0.1 million in Q2 2020, after adjusting for certain non-cash and non-recurring items such as change in fair value of share warrant obligations, share-based compensation, transaction costs and other non-recurring expenses.

•	Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $10.7 million, up $8.2 million, as compared to $2.5 million in Q2 2020.

•	As of June 30, 2021, Lion had $364.3 million in cash, with additional borrowing capacity of up to $100 million added on August 11, 2021.

[1]	See section 4.0 entitled “Non-IFRS Measures and Other Performance Metrics” section of this MD&A.

8.0 Operational Highlights

U.S. Manufacturing Facility

On May 7, 2021, the Company announced the selection of Joliet, Illinois, for the construction of its U.S. manufacturing facility. The new 900,000 sq-ft production facility (the “Joliet Facility”) is expected to be the largest dedicated production site for zero-emission medium- and heavy-duty vehicles in the U.S., as well as Lion’s biggest footprint in the U.S. The Joliet Facility should enable the Company to meet the increasing demand in the marketplace for “Made in America” zero-emission vehicles. Colliers International was retained as construction project manager and Merkur as advisors to assist with global project planning for the installation of the building and production equipment, as well as for the deployment of the facility. The shell building of the Joliet Facility is approximately 80% complete and the Company expects to take possession of the leased facility in the second half of 2021. Vehicle production is expected to begin in the second half of 2022. The facility represents an expected total investment of approximately $130 million by Lion. In addition, the Company’s contractual lease obligations related to the facility are $72 million over a 15-year period. To date, expenditures towards the project have been limited, as the landlord is incurring all building related investments. However, the Company expects project expenses to ramp up significantly in the coming quarters, as the purchase and installation of production equipment begins.

Construction of Battery Manufacturing Plant and Innovation Center

On June 3, 2021, Lion announced that its upcoming battery manufacturing plant and innovation center will be located at the YMX International Aerocity of Mirabel, Quebec. Originally announced in March 2021, Lion’s battery manufacturing plant and innovation center represents an investment of approximately $150 million (C$185 million). The facility will be owned by Lion and located adjacent to Montreal-Mirabel International Airport on a 1.6 million sq-ft property leased from Aéroports de Montréal. Preliminary work (geotechnical and environmental analysis, as well as permitting) began in the first half of 2021. JR Automation, a Hitachi company, was retained for battery manufacturing automation and equipment selection, and in parallel, we have also retained Pomerleau as project manager and general contractor for the construction of the battery plant and innovation center. The factory will be highly automated and is expected to begin production of battery packs and modules made from Lithium-ion cells in the second half of 2022, with a planned annual battery production capacity of 5 gigawatt hours, enough to electrify approximately 14,000 of Lion’s medium and heavy-duty zero-emission trucks and buses. Maintaining ownership of its battery production is expected to be a key strategic differentiator for the Company as it will provide Lion with increased control over a key part of its product supply chain, while enabling it to simultaneously lower costs. To date, the Company’s expenses towards the project have been limited, but they are expected to increase significantly in the coming quarters.

As publicly announced on March 15, 2021, Lion expects to benefit from support by the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the planned construction of its battery manufacturing plant and innovation center in Quebec, of which up to 30% is expected to be forgiven subject to certain criteria tied to Lion and to the operations of the facility.

Truck Order from Heritage

On May 14, 2021, Lion announced that it has been selected to participate in the Heritage-Romeo (“Heritage”) Power Fleet Electrification Program to execute on Heritage’s fleet electrification strategy. Heritage will initially purchase five Lion battery-electric trucks for the 2021 fleet electrification validation program consisting of Class 6 and/or Class 8 vehicles. Subject to the validation program’s success to target specifications with operational excellence experienced, Heritage’s initial purchase could result in significantly more orders over a four-year period.

Order of 260 School Buses from First Student

On May 14, 2021, Lion secured an order for 260 buses from First Student, a leading school bus operator, with deliveries expected to take place from the second half of 2021 to the first half of 2023.

Senior Personnel Hires

During the quarter, Lion strengthened its management team, with the previously announced additions of François Duquette as Vice President, Chief Legal Officer and Corporate Secretary, Brian Piern as Chief Commercial Officer, François Beaulieu as Vice President, Chief Information Officer, Rocco Mezzatesta as Senior Vice-president – Product Development and Vehicle Engineering, and Vince Spadafora as Vice President, Financial Reporting.

The Company also announced the appointment of Nathalie Giroux as Vice President, Chief People Officer. In her role, Ms. Giroux will help oversee the development and promotion of best practices in human resources management, operations, organizational development, talent management and talent acquisition.

Closing of Business Combination Agreement with Northern Genesis Acquisition Corp. and Concurrent Equity Private Placement

On May 6, 2021, the Company successfully completed its Business Combination and its concurrent private placement of 20,040,200 common shares, post-share split (the “PIPE Financing”), which was initially announced on November 30, 2020. The PIPE Financing closed with gross proceeds of $200,402,000 (or $10.00 per share) and net proceeds of $197,651,681 (after the deduction of share issue costs). At the closing of the Business Combination, the repurchase (put) rights of 17,994,857 retractable common shares with a carrying amount of $29,072,804 were reclassified from non-current liabilities to equity, as the repurchase (put) rights no longer exist at closing of the Business Combination.

Following the closing of the Business Combination and the PIPE Financing, the common shares of Lion began trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the new symbol “LEV”, and the warrants of Lion began trading on the TSX under the new symbol “LEV.WT” and on the NYSE under the new symbol “LEV WS”. See section 18.0 of this MD&A, entitled “Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied—Accounting Treatment of Business Combination.”

Update with Respect to Certain Debt Instruments

In connection with the closing of the Business Combination, Lion entered into a new loan agreement (the “Finalta Loan Agreement”) with Finalta Capital Fund, L.P. (“Finalta”) amending and restating in their entirety the two (2) loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs (collectively, the “Former Finalta Loan Agreements”). The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately C$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement has terms and conditions which improved on, or are substantially similar to, the terms and conditions of the Former Finalta Loan Agreements. See section 16.0 of this MD&A, entitled “Liquidity and Capital Resources—Finalta Loan Agreement.”

In connection with the closing of the Business Combination, Lion repaid in full all amounts owed under the Credit Agreement (as defined below) entered into with National Bank of Canada, as lender, and the Credit Agreement and all security related thereto were terminated. The Credit Agreement provided for the following credit facilities (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. See section 16.0 of this MD&A, entitled “Liquidity and Capital Resources—Credit Agreement with National Bank of Canada.”

Prior to the completion of the Business Combination, Lion had completed financings through (i) the issuance of an unsecured convertible loan (the “Convertible Loan”) to Investissement Quebec in the principal amount of $3,927,000 (C$5,000,000), and (ii) the issuance of an unsecured convertible debenture (the “Convertible Debenture”) to Investissement Quebec in the principal amount of $15,708,000 (C$20,000,000). See section 16.0 of this MD&A, entitled “Liquidity and Capital Resources—Convertible Instruments with Investissement Quebec.” In connection with the closing of the Business Combination, the Convertible Debenture and the Convertible Loan were repaid in full.

9.0 Recent Developments

Mr. Lorenzo Roccia, Chairman of Transatlantic Holdings, an international financial holding company, has been appointed to the Lion Board as an independent Director. Mr. Roccia is a Founder & Chairman of Transatlantic Power Holdings and Non-Executive Director of Skyline Renewables, one of the leading independent renewable energy companies in the U.S. with over 1GW+ of wind and solar assets.

On August 10, 2021, Lion secured an order for 35 LionC school buses and 35 Level 2 charging stations from the province of Prince Edward Island (P.E.I.), with deliveries expected to take place in the second half of 2021. The vehicles will join the 12 LionC school buses already operating in the province, which have been servicing routes in the Charlottetown area since early 2021.

On August 11, 2021, the Company entered into a new credit agreement with a syndicate of lenders providing for a committed revolving credit facility in the maximum principal amount of $100 million to be used for working capital, capital expenditure requirements and general corporate purposes. A detailed description of the facility is provided in section 16.0 of this MD&A entitled “Liquidity and Capital Resources”.

On August 12, 2021, Lion announced that it selected Pomerleau Inc., a flagship corporation in the Canadian construction industry, as project manager and general contractor for the construction of its upcoming battery manufacturing plant and innovation center that will be located at the YMX International Aerocity of Mirabel, Quebec.

On August 12, 2021, Lion secured an order for 30 LionA school buses from Zūm Services Inc., a leading school transportation operator.

10.0 Order Book

As of August 12, 2021, Lion’s vehicle order book stood at 965 all-electric medium- and heavy-duty vehicles, consisting of 262 trucks and 703 buses, representing a combined total order value of over $280 million. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, has a current order book of 73 charging stations, representing a combined total order value of approximately $1.0 million, as of August 12, 2021.

11.0 Key Risk Factors Affecting Lion’s Performance

Lion believes that its performance and future success is dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in the section of the Canadian Prospectus and the Registration Statement entitled “Risk Factors.”

Customer Demand for Electrification

The electrification of medium and heavy-duty commercial vehicles has recently gained strong momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets. Lion intends to leverage its broad offering of electric vehicles available for purchase today, and its strong engagement with large fleet owners and other potential customers, in order to benefit from the growing customer demand for electric vehicles.

In order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity and expand its network of Experience Centers, which is expected to require significant capital and operating expenses.

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with quality and reliability, are the primary drivers of truck and bus purchasing decisions for fleet owners and operators. Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Going forward, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically renders the lower energy and maintenance costs insufficient to account for the currently steeper upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, subsidies are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result, among other things, of reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of subsidies.

Product Development

Lion’s growth strategy depends in part upon its ability to effectively introduce new products and implement new technology-driven services and solutions, which is expected to require significant capital and operating expenses.

Lion had seven all-electric urban vehicles available for purchase as of June 30, 2021. The product offering consisted of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, including the Lion8 Tractor truck, Lion8 Bucket truck, Lion6 Utility truck, LionD (Type D school bus), Lion5 (Class 5 truck), Lion7 (Class 7 truck), Lion8 Boom truck and the Lion Ambulance. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, services and solutions.

Regulatory Landscape and Government and Economic Incentives

Lion operates within an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. With heightened focus on the global environment, commercial vehicles have come under significant scrutiny by customers, enterprises, and governmental and regulatory bodies as they represent a significant portion of the global GHG emissions. While regulations have become increasingly stringent over time, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently often influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. While Lion manages some of these risks through long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries, it does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if it is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in U.S. dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company’s current manufacturing facilities are located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s indebtedness is denominated in Canadian dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in U.S. dollars are and are expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. Historically, the Company’s peak season has been during its third and fourth fiscal quarters. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Current Situation with Regards to COVID-19

The decree of a COVID-19 state of pandemic in March 2020 has resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments to protect the public, which impacted Lion’s operations. From time to time, these measures have resulted either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility. They have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.

There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic had a material negative impact on the global economy in 2020 and is expected to continue having a negative impact in 2021 and perhaps beyond. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants and varying vaccination rates amongst different countries, the extent to which it impacts Lion’s business and future results will depend on unknown future developments, as well as any further impact on the global economy and the markets in which Lion operates and sells its products, including Canada and the United States. Accordingly, as of the date of this MD&A, management was not able to assess how quickly Lion’s activities will get back to normal or the financial impact of these events at this time but continues to closely monitor the evolving situation.

12.0 Components of Results of Operations

Revenues

To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Following the ongoing ramp-up of Lion’s truck manufacturing, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks over time.

Cost of Sales

Lion’s cost of sales includes material costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.

Administrative Expenses

Administrative expenses consist of facility leasing, share-based compensation, management, information technology, human resources, accounting and general administrative functions. Lion expects its administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business, and as a result of costs associated with operating as a public company, including compliance with the rules and regulations of the SEC and applicable Canadian securities laws and stock exchanges, legal, audit, additional insurance expenses (including D&O insurance), investor relations activities, and other administrative and professional services.

Selling Expenses

Selling expenses consist of personnel-related expenses for Lion’s bus and truck sales, share-based compensation, business development, aftermarket sales and marketing and communications, in addition to expenses incurred for publicity and marketing events. Lion expects its selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.

Transaction Costs

Transaction costs consist of banking, legal and other professional fees incurred in connection with the Business Combination.

Finance Costs

Finance costs primarily consists of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares and on balance of purchase price payable related to the acquisition of dealership rights.

Foreign Exchange Loss (Gain)

Foreign exchange loss and gain represents the losses and gains on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are not denominated in Canadian dollars, as a result of changes in foreign currency rates.

Change in Fair Value of Share Warrant Obligations

On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.

At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion representing approximately 15% on a partially diluted basis of the issued and outstanding common shares of Lion.

There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.

Lion has determined that the Specified Customer Warrant is a derivative instrument and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.

Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock (an “NGA” Warrant) was converted into a warrant to acquire one common share of Lion (a “Lion Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Lion Warrants, 15,972,672 of which are publicly traded and 11,139,069 of which are private.

The Company determined that the warrants are derivative instruments and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.

Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants become exercisable upon the later of (i) 30 days after the completion of the Business Combination and (ii) 12 months following the NGA IPO date (August 20, 2020) and will expire five years after the completion of the Business Combination, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and become exercisable 30 days following the completion of the Business Combination and will expire five years after the completion of the Business Combination. The private warrants are not redeemable by the Company so long as they are held by Northern Genesis Sponsor LLC or its permitted transferees.

13.0 Results of Operations

Comparison of the three and six months ended June 30, 2021, and the three and six months ended June 30, 2020

Lion’s results of operations for the three and six months ended June 30, 2021, and 2020 are presented below:

	Unaudited - three months ended				Unaudited - six months ended
	June 30, 2021	June 30, 2020	Variation	% Change	June 30, 2021	June 30, 2020	Variation	% Change
	(dollar amounts in thousands, except share and per share data)
Revenues	16,689	6,077	10,612	175%	22,914	7,306	15,608	214%
Cost of sales	15,789	5,029	10,761	214%	23,821	7,313	16,508	226%

Gross profit	$900	$1,049	($149)	n.a.	($907)	($7)	($900)	n.a.

Gross profit margin	5.4%	17.3%	n.a.	(11.9%)	(4.0%)	(0.1%)	n.a.	(3.9%)
Operating expenses:
Administrative expenses	50,002	1,146	48,857	n.m.	56,272	1,906	54,366	n.m.
Selling Expenses	13,338	859	12,479	n.m.	17,722	2,466	15,256	n.m.
Transaction costs	13,655	—	13,655	n.m.	13,655	—	13,655	n.m.

Operating loss	($76,095)	($956)	($75,140)	n.m.	($88,556)	($4,379)	($84,176)	n.m.

Finance costs	3,002	1,885	1,117	59%	6,909	3,765	3,145	84%
Foreign exchange loss (gain)	103	(1,517)	1,620	n.m.	(76)	(1,151)	1,075	n.m.
Change in fair value of share warrant obligations	99,290	—	99,290	n.m.	99,215	—	99,215	n.m.

Net loss	($178,490)	($1,324)	($177,167)	n.m.	($194,604)	($6,993)	($187,611)	n.m.

Foreign currency translation adjustment	($3,144)	($41)	($3,103)	n.m.	($4,447)	($153)	($4,293)	n.m.

Comprehensive loss	($181,634)	($1,365)	($180,270)	n.m.	($199,051)	($7,146)	($191,905)	n.m.

Basic and diluted loss per share (1)	($1.13)	($0.01)	($1.12)	n.m.	($1.45)	($0.06)	($1.39)	n.m.

Weighted average number of common shares outstanding	158,199,934	110,551,314	—	n.a.	134,375,624	110,551,314	—	n.a.

n.a.	= not applicable
n.m.	= not meaningful

(1)	All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

Revenues

For the three months ended June 30, 2021, revenues amounted to $16.7 million, an increase of $10.6 million, or 175%, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 39 units, from 22 units (all school buses; 12 vehicles in Canada and 10 vehicles in the U.S.) for the three months ended June 30, 2020 to 61 units (48 school buses and 13 trucks; 41 vehicles in Canada and 20 vehicles in the U.S.) for the three months ended June 30, 2021.

For the six months ended June 30, 2021, revenues amounted to $22.9 million, an increase of $15.6 million or 214% compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 61 units, from 24 units (all school buses; 12 vehicles in Canada and 12 vehicles in the U.S.) for the six months ended June 30, 2020, to 85 units (66 school buses and 19 trucks; 63 vehicles in Canada and 22 vehicles in the U.S.) for the six months ended June 30, 2021.

Cost of Sales

For the three and six months ended June 30, 2021, cost of sales amounted to $15.8 million and $23.8 million, respectively. They increased by $10.8 million and $16.5 million, respectively, compared to the corresponding periods in the prior year. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of the increase in the cost of raw materials in components used to manufacture Lion’s products.

Gross Profit

For the three months ended June 30, 2021, gross profit decreased by $0.1 million, from $1.0 million (17.3% of revenues) for the three months ended June 30, 2020, to $0.9 million (5.4% of revenues) for the three months ended June 30, 2021. For the six months ended June 30, 2021, gross profit decreased by $0.9 million (to negative $0.9 million) compared to the corresponding period in the prior year. The decrease for both periods is primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of the increase in the cost of raw materials in components used to manufacture Lion’s products, partially offset by the positive gross profit impact of increased sales volumes.

Administrative Expenses

For the three months ended June 30, 2021, administrative expenses increased by $48.9 million, from $1.1 million for the three months ended June 30, 2020, to $50.0 million for the three months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $44.5 million, as well as an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.

For the six months ended June 30, 2021, administrative expenses increased by $54.4 million, from $1.9 million for the six months ended June 30, 2020, to $56.3 million for the six months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $47.4 million, as well as an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.

Administrative expenses for the three and six months ended June 30, 2021, also includes an expense of $0.7 million relating to the procurement of D&O insurance on terms reflecting the public-

company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.

Selling Expenses

For the three months ended June 30, 2021, selling expenses increased by $12.5 million, from $0.9 million for the three months ended June 30, 2020, to $13.3 million for the three months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $10.0 million, as well as to Lion expanding its sales force, and to an increase in expenses associated with Experience Centers.

For the six months ended June 30, 2021, selling expenses increased by $15.3 million, from $2.5 million for the six months ended June 30, 2020, to $17.7 million for the six months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $12.1 million as well as to Lion expanding its sales force, and an increase in expenses associated with Experience Centers.

Transaction costs

Transaction costs of $13.7 million for the three and six months ended June 30, 2021, were related to the completion of Lion’s business combination with Northern Genesis Acquisition Corp. (the “Business Combination”) and were mainly composed of legal, banking, and other professional fees.

Finance Costs

For the three and six months ended June 30, 2021, finance costs increased by $1.1 million and $3.1 million, respectively, compared to the corresponding periods in the prior year. The increase was driven primarily by an increase in borrowing costs due to an increase in the amount of average debt outstanding and an increase in interest expense on convertible debt instruments, partially offset by lower accretion expense on retractable common shares. These costs were incurred up until the respective repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination. The increase was also driven by an increase in interest accretion related to lease liabilities from new Lion Experience Center openings.

Foreign Exchange Loss (Gain)

Foreign exchange losses and gains for all periods presented relate primarily to the revaluation of net monetary assets denominated in foreign currencies. Foreign exchange loss (gain) for the three and six months ended June 30, 2021, decreased by $1.6 million and $1.1 million respectively, compared to the corresponding periods in the prior year, largely as a result of a strengthening of the Canadian dollar relative to the U.S. dollar during such periods of 2021, as compared to the comparative periods of 2020.

Change in Fair Value of Share Warrant Obligations

Change in fair value of share warrant obligations increased from nil for the three and six months ended June 30, 2020 (as no warrants had been issued), to losses of $99.3 million and $99.2 million, respectively, for the three and six months ended June 30, 2021. The losses for the three and six months ended June 30, 2021, were related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and resulted mainly from the increased fair value of Lion equity as compared to the previous valuations.

Net Loss

The net loss incurred for the three and six months ended June 30, 2021 was largely due to higher administrative and selling expenses (including share-based compensation), increase in the fair value of share warrant obligations, and transaction costs.

Reconciliation of Adjusted EBITDA

The following table reconciles net loss to Adjusted EBITDA for the three and six months ended June 30, 2021, and 2020:

	Unaudited - three month ended June 30,		Unaudited - six month ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Revenue	$16,689	$6,077	$22,914	$7,306
Net loss	($178,490)	($1,324)	($194,604)	($6,993)
Finance costs	3,002	1,885	6,909	3,765
Depreciation and amortization	1,265	553	2,249	1,042
Share-based compensation(1)	54,799	285	60,004	531
Change in fair value of share warrant obligations(2)	99,290	—	99,215	—
Foreign exchange loss (gain)(3)	103	(1,517)	(76)	(1,151)
Transaction and other non-recurring expenses(4)	14,506	—	14,916	21
Income tax expense	—	—	—	—

Adjusted EBITDA	($5,525)	($118)	($11,387)	($2,785)

(1)

Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 10 to the unaudited condensed interim consolidated financial statements as at and for three and six months ended June 30, 2021, and 2020.

(2)

Represents non-cash change in the fair value of the share warrant obligations as described in note 9 to the unaudited condensed interim consolidated financial statements as at and for three and six months ended June 30, 2021, and 2020.

(3)	Represents non-cash losses (gains) relating to foreign exchange translation.
(4)

Represents non-recurring transaction costs related to the business combination which was completed on May 6, 2021, as described in note 5 to the unaudited condensed interim consolidated financial statements as at and for three and six months ended June 30, 2021 and 2020, and professional fees related to the acquisition of dealership rights and other professional fees, including as it relates to financing transactions, recruiting of senior management and other non-recurring items included in administrative expenses in the unaudited condensed interim consolidated statement of loss for the three and six months ended June 30, 2021, and 2020.

Adjusted EBITDA for the three and six months ended June 30, 2021 also includes an expense of $0.7 million relating to the procurement of D&O insurance on terms reflecting the public company status of Lion, which is materially higher than the expense incurred in prior periods when the company was a private company.

.

14.0 Financial Position

The following table sets out selected information related to the financial position of Lion as of June 30, 2021, and December 31, 2020:

	(Unaudited)
	June 30, 2021	December 31, 2020
	$	$
Cash	364,304,209	—
Inventories	59,516,565	38,073,303
Total current assets	456,085,859	57,656,523
Property, plant and equipment	9,338,550	5,446,807
Intangible assets	60,982,970	42,090,843
Total assets	551,574,004	127,020,606
Total current liabilities	43,489,850	105,226,066
Total non-current financial liabilities(1)	297,518,353	76,389,971
Total non-current liabilities	305,977,780	117,420,469
Total liabilities	349,467,630	222,646,535
Total shareholders’ equity	202,106,374	(95,625,929)

(1)

Represents financial liabilities related to long-term debt, convertible debt instruments, share warrant obligations and common shares (retractable), as reflected in the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021.

15.0 Cash Flows

Presented below is a summary of Lion’s operating, investing, and financing cash flows for the three and six months ended June 30, 2021, and 2020:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Cash flows used in operating activities	($40,653)	($2,910)	($50,717)	($8,401)
Cash flows used in investing activities	($12,680)	($2,926)	($19,786)	($5,352)
Cash flows from financing activities	$419,178	$5,876	$436,367	$14,117

Effect of exchange rate changes on cash held in foreign currency	($1,407)	($179)	($1,469)	($201)

Net change in cash	$364,438	($139)	$364,395	$163
Cash (bank overdraft), end of period	$364,304	($5)	$364,304	($5)

Cash Flows Used in Operating Activities

For the six months ended June 30, 2021, cash flows used in operating activities was $50.7 million. The cash used was related to Lion’s net loss of $194.6 million driven by the factors discussed above including $13.7 million of transaction costs, and net changes in non-cash working capital of ($22.3) million, partially offset by non-cash items of $166.1 million primarily related to change in fair value of share warrant obligations and share-based compensation. The increase in non-cash working capital was due to increases in inventory, prepaid expenses, and accounts receivable, partially offset by increases in trade and accounts payable.

For the six months ended June 30, 2020, cash flows used in operating activities was $8.4 million. The cash used was related to Lion’s net loss of $7.0 million driven by the factors discussed above and net changes in non-cash working capital of ($6.1) million, partially offset by non-cash items of $4.6 million including accretion expense and share-based compensation. The increase in non-cash working capital was primarily due to increases in inventory partially offset by a decrease in accounts receivable.

Cash Flows Used in Investing Activities

Cash used in investing activities primarily relates to capitalized development costs for vehicle and battery system development, and capital expenditures for equipment and machinery, leasehold improvements, office furniture and equipment as Lion continues to invest in its business infrastructure and scales its manufacturing operations.

Cash used in investing activities increased from $5.3 million for the six months ended June 30, 2020, to $19.8 million for the six months ended June 30, 2021. For the six months ended June 30, 2021, cash used in investing activities related to the acquisition of intangible assets of $17.2 million and capital expenditures of $4.4 million, partially offset by government assistance related to intangible assets of $1.8 million. For the six months ended June 30, 2020, cash used in investing activities related to the acquisition of intangible assets of $5.3 million and capital expenditures of $1.3 million, partially offset by government assistance related to intangible assets of $1.2 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery system development. Capital expenditures for the six months ended June 30, 2021, relate primarily to the Company’s capacity expansion projects.

Cash Flows from Financing Activities

Cash provided by financing activities was $436.4 million for the six months ended June 30, 2021 and was primarily due to proceeds relating to the closing of the Business Combination and the concurrent equity private placement as described in section 8.0 of this MD&A, entitled “Operational Highlights”, totaling $505.9 million, partially offset by net debt payments of $68.5 million and the repayment of lease liabilities of $1.0 million.

Cash provided by financing activities was $14.1 million for the six months ended June 30, 2020, which was primarily due to a net increase of $11.0 million in long-term debt and other debt, and $3.7 million of proceeds from convertible debt instruments issuance, partially offset by the repayment of lease liabilities of $0.5 million.

16.0 Liquidity and Capital Resources

Liquidity and Capital Management

As of June 30, 2021, Lion had a cash balance of $364.3 million. Lion incurred net losses of $178.5 million and $194.6 million, respectively for the three and six months ended June 30, 2021. $159.2 million of the net loss for the six months ended June 30, 2021, relates to share-based compensation and the change in fair value of warrant obligations (both non-cash items), and $13.7 million relates to non-recurring transaction costs. The Company expects to continue to incur net losses in the short term, as it continues to execute on its growth strategy.

Lion’s growth strategy and the development, design, manufacturing, sale and servicing of Lion’s vehicles are capital-intensive. Net cash used in investing activities is expected to continue to increase substantially as Lion makes progress with the construction of its U.S. manufacturing facility and its

Canadian battery manufacturing plant and innovation center, purchases additional property and equipment, continues the development of its product offering, and scales its manufacturing operations to meet anticipated demand.

Lion’s primary sources of liquidity used in the funding of its operations are its cash on hand, sales volumes, its credit facilities, other borrowings and debt capital, and contributions from shareholders. Lion used a portion of the funds raised in connection with the Business Combination and the PIPE Financing to repay indebtedness and pay transaction expenses, and it expects to use a significant portion of the remaining funds to fund its growth strategy in the future, including the establishment of its U.S. manufacturing facility and its Canadian battery manufacturing plant and innovation center. See section 17.0 of this MD&A, entitled “Financial Risk Management—Liquidity Risk.”

Credit Agreement with Banking Syndicate

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada as administrative agent and collateral agent and including Bank of Montreal and Desjardins Capital Markets (the “Revolving Credit Agreement”). The Revolving Credit Agreement provides for a committed revolving credit facility in the maximum principal amount of $100,000,000. Such credit facility bears interest at a floating rate by reference to the Canadian prime rate or the CDOR rate and/or bankers’ acceptances, if in Canadian dollars, or the U.S. base rate or LIBOR, if in U.S. dollars, as applicable, plus the relevant applicable margin. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and its existing subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios.

Finalta Loan Agreement

On May 6, 2021, Lion entered into the Finalta Loan Agreement, which amended and restated in their entirety the two (2) loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs. See the sections entitled “Description of Certain Indebtedness –Loan Agreement with Finalta Capital Fund, L.P. – December 2018” and “Description of Certain Indebtedness –Loan agreement with Finalta Capital Fund, L.P. – May 2020” in the Canadian Prospectus and the Registration Statement. As of June 30, 2021, there was $10,890,591 (C$13,498,501) outstanding under the loans governed by the Finalta Loan Agreement.

The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately C$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement matures on May 31, 2022, and may be extended by one (1) year. The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other property and assets.

The Finalta Loan Agreement includes certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets, and thresholds. The Finalta Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.

Credit Agreement with National Bank of Canada

On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). The Credit Agreement provided for the following credit (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (C$500,000) (or the equivalent in other approved currencies). In connection with the closing of the Business Combination, Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated. See section 8.0 of this MD&A entitled “Operational Highlights.”

Convertible Instruments with Investissement Quebec

March 2020 Convertible Loan. In March 2020, Lion completed a financing through the issuance of the Convertible Loan to Investissement Quebec in the principal amount of $3,741,675 (C$5,000,000). The Convertible Loan had an initial maturity date of March 3, 2025, and bore interest at an annual rate of 7.5% with the interest payable at the maturity date. In connection with the closing of the Business Combination, the Convertible Loan was repaid in full. See section 8.0 of this MD&A entitled “Operational Highlights”.

September 2020 Convertible Debenture. In September 2020, Lion completed a financing through the issuance of the Convertible Debenture to Investissement Quebec in the principal amount of $15,340,000 (C$20,000,000). The Convertible Debenture had an initial maturity date of September 1, 2023 and bore interest at a rate of 15% per annum for the first year, and 18% thereafter, subject to the terms and conditions set out therein. In connection with the closing of the Business Combination, the Convertible Debenture was repaid in full. See section 8.0 of this MD&A entitled “Operational Highlights”.

Off-Balance Sheet Arrangements

During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Disclosure of Outstanding Share Data

As of August 12, 2021, the Company had the following issued and outstanding shares, warrants, stock options, and restricted share units (“RSUs”):

•	188,567,602 common shares, which are listed on the TSX and on the NYSE under the symbol “LEV”

•	27,111,741 Lion Warrants, which are listed on the TSX under symbol “LEV.WT” and on the NYSE under the symbol “LEV WS”

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the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 12.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant that is vested as of the date of this report is exercisable for 5,302,511 common shares

•	stock options to purchase 10,559,060 common shares; and

•	17,145 RSUs, each representing the right to receive one common share

17.0 Financial Risk Management

Lion is exposed to various risks in relation to financial instruments. The main types of risks are credit risk, currency risk, interest rate risk, and liquidity risk. While Lion may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Credit Risk

Lion is exposed to credit risk by granting receivables to its customers. Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.

Currency Risk

While Lion presents its financial statements in U.S. dollars, its functional currency is the Canadian dollar and the majority of Lion’s transactions are in Canadian dollars. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the U.S. dollar.

Interest Rate Risk

Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates. In addition, credit facilities under the Finalta Loan Agreement bear interest at a fixed rate and Lion is, therefore, exposed to the risk of changes in fair value resulting from interest rate fluctuations.

Liquidity Risk

Liquidity risk is the risk that Lion might be unable to meet its obligations. As a result of the funds raised in connection with the Business Combination and PIPE Financing as described in section 8.0 of this MD&A entitled “Operational Highlights”, the risk that Lion may be unable to meet its short-term obligations is significantly reduced. Lion expects to use a significant portion its current cash balances to fund its growth strategy in the future. Lion’s ability to access additional capital when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including planned additions to its current manufacturing facility as well as the construction of its planned large-scale U.S. manufacturing facility and of its battery assembly facility and innovation center.

18.0 Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied

Our significant accounting policies are described in note 3 to our audited consolidated financial statements for the year ended December 31, 2020, and the management’s discussion included in the Canadian Prospectus and the Registration Statement as well as the management’s discussion and analysis for the three-month period ended March 31, 2021 filed by the Company on SEDAR. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021, have been prepared in conformity with IFRS using the significant accounting policies and measurement bases that were in effect as of June 30, 2021. These were used throughout all periods presented in the consolidated financial statements. The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2021, as those disclosed in note 3 of its most recent audited annual consolidated financial statements.

Accounting Treatment of Business Combination

The Company treated the Business Combination as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Business Combination did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Business Combination, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 39,911,231 common shares were issued in exchange for the NGA common stock outstanding and 27,111,741 NGA Warrants were converted into 27,111,741 warrants of the Company. Such warrants are classified as a liability and are measured at fair value. As a result, the Company consolidated the following as at the Business Combination date:

•	Cash of $308,232,870;

•	Trade and other payables of $1,655,636;

•	Issued warrant liabilities with a fair value of $169,452,859; and

•	Issued share capital of $137,124,375.

As part of the closing of the Business Combination, the Company filed articles of amendment and consolidation, effective May 6, 2021, which provided, amongst other things, for the creation of an unlimited number of preferred shares and a stock split of 1:4.1289. Accordingly, all shares, stock options, warrants and per share information presented in this MD&A have been adjusted to reflect the stock split on a retroactive basis for all periods presented.

Significant Management Judgments in Applying Accounting Policies

The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Capitalization of internally developed intangible assets; and

•	Recognition of deferred tax assets.

Key Sources of Estimation Uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:

•	Tax credits receivable;

•	Impairment of non-financial assets;

•	Leases;

•	Useful lives of depreciable assets;

•	Inventories; and

•	Fair value measurement of share-based compensation and share warrant obligations.

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our audited consolidated financial statements for the year ended December 31, 2020, included in the Canadian Prospectus and the Registration Statement, or to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2021 and the related management’s discussion and analysis filed on SEDAR.

New Accounting Standards Not Yet Applied

Amendments to IAS 1, Presentation of Financial Statements

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

19.0 Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Lion is as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of Lion’s Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination.

20.0 Foreign Private Issuer Status

Lion qualifies as a “foreign private issuer” as defined under SEC rules. Even after Lion no longer qualifies as an EGC, as long as Lion continues to qualify as a foreign private issuer under SEC rules, Lion is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

•	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

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the sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

Notwithstanding these exemptions, Lion will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC or Canadian securities legislation, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

Lion may take advantage of these exemptions until such time as Lion is no longer a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and EGCs also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Lion no longer qualifies as an EGC, but remains a foreign private issuer, Lion will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an EGC nor a foreign private issuer.

In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion. For example, under Canadian securities laws, Lion is not required to, and does not intend to, have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE Listing Rules. In addition, under Canadian securities laws, Lion is not required to, and does not intend to, have a compensation committee or a nominations committee that is comprised solely of independent directors.

If at any time Lion ceases to be a foreign private issuer, Lion will take all action necessary to comply with the SEC and NYSE Listing Rules, including by appointing a majority of independent directors to its board of directors and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

Additional Information

Additional information relating to Lion is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov.